Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the ability to correctly identify and enter new markets;

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political, and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war;

●	projected capital expenditures and liquidity;

●	our ability to raise additional capital to support our operation; and

●	changes in our strategy.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2023, or our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 27, 2024, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiaries, Foresight Automotive Ltd., an Israeli corporation, or Foresight Automotive, Eye-Net Mobile Ltd., an Israeli corporation, or Eye-Net Mobile, and Foresight Changzhou Automotive Ltd., a Chinese Corporation, or Foresight Changzhou.

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

We are a technology company engaged in the development of smart multi-spectral 3D vision software solutions and cellular-based applications. Through our wholly owned subsidiaries, Foresight Automotive, Foresight Changzhou and Eye-Net Mobile, we develop both “inline-of-sight” vision solutions and “beyond-line-of-sight” accident-prevention solutions.

Our 3D vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to diverse markets such as automotive, defense, autonomous vehicles, agriculture and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (AI) technology and advanced analytics.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and development expenses, net

Our research and development expenses, net consist primarily of salaries and related personnel expenses, subcontracted work and consulting and other related research and development expenses.

The following table discloses the breakdown of research and development expenses, net:

U.S. dollars in thousands	Six months ended June 30,
	2024	2023
Payroll and related expenses	3,671	4,854
Subcontracted work and consulting	432	782
Rent and office maintenance	416	476
Travel expenses	83	68
Other, net	(77)	89
Total	4,525	6,269

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses, consultants, exhibitions and conventions, and other marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

U.S. dollars in thousands	Six months ended June 30,
	2024	2023
Payroll and related expenses	308	593
Exhibitions, conventions and travel expenses	62	322
Consultants	194	224
Other	12	49
Total	576	1,188

General and administrative

General and administrative expenses consist primarily of salaries and related personnel expenses, service providers share-based compensation expenses, professional service fees (for accounting, legal, bookkeeping, intellectual property and facilities), director’s fees and insurance and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

U.S. dollars in thousands	Six months ended June 30,
	2024	2023
Payroll and related expenses	481	729
Share based payment to service providers	118	74
Professional services	295	445
Directors’ fees and insurance	116	159
Rent and office maintenance	134	101
Other	17	65
Total	1,161	1,573

Comparison of the six months ended June 30, 2024 to the six months ended June 30, 2023.

Results of Operations

U.S. dollars in thousands	Six months ended June 30,
	2024	2023
Revenues	224	55
Cost of revenues	(72)	(21)
Gross profit	152	34
Research and development expenses, net	(4,525)	(6,269)
Marketing and sales	(576)	(1,188)
General and administrative	(1,161)	(1,573)
Operating loss	(6,110)	(8,996)
Financial expense, net	1,402	(1,655)
Net loss	(4,708)	(10,651)
Loss attributable to holders of ordinary shares	(4,708)	(10,651)

Revenues

Our revenues for the six months ended June 30, 2024, amounted to $224, compared to $55 for the six months ended June 30, 2023. The revenues during the six months ended June 30, 2024, were generated primarily by Foresight Automotive from its commercialization agreement with Elbit Systems Ltd., and by Eye-Net Mobile from the successful completion of proof-of-concept projects with SoftBank and with a leading Japanese vehicle manufacturer.

Research and development expenses, net

Our research and development expenses, net for the six months ended June 30, 2024, amounted to $4,525, representing a decrease of $1,744, or 27.8%, compared to $6,269 for the six months ended June 30, 2023. The decrease was primarily attributable to a decrease in payroll and related expenses and a decrease in subcontracted work and work with consultants.

Marketing and sales

Our marketing and sales expenses for the six months ended June 30, 2024, amounted to $576, representing a decrease of approximately $612 or 51.5%, compared to approximately $1,188 for the six months ended June 30, 2023. The decrease is mainly attributable to a decrease in payroll and related expenses and to a decrease in exhibitions, conventions and travel expenses.

General and administrative

Our general and administrative expenses for the six months ended June 30, 2024, amounted to $1,161, representing a decrease of approximately $412, or 26.2%, compared to $1,573 for the six months ended June 30, 2023. The decrease is mainly attributable to a decrease in payroll and related expenses and to a decrease in professional services.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2024, amounted to $6,110, as compared to an operating loss of $8,996 for the six months ended June 30, 2023, a decrease of approximately $2,886, or 32.1%.

Financial expense, net

Financial income, net primarily consists of revaluations of marketable securities, exchange rate differences, interest received from bank deposits and bank fees.

Our financial income, net for the six months ended June 30, 2024, amounted to $1,402, compared to financial expenses, net of $1,655 for the six months ended June 30, 2023. The decrease is attributed mainly to the gain from the revaluation and sale of the Company’s stake in Rail Vision Ltd. (Nasdaq: RVSN), or Rail Vision, to its fair value in the amount of $1,393 for the six months ended June 30, 2024, compared to expenses from the revaluation of the Company’s investment in Rail Vision to its fair value in the amount of $1,544 for the six months ended June 30, 2023.

Net loss

As a result of the foregoing, our net loss for the six months ended June 30, 2024, amounted to $4,708, compared to $10,651 for the six months ended June 30, 2023, a decrease of approximately $5,943, or 55.8%.

B.	Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2024, we have funded our operations principally with approximately $118,700, in the aggregate, from funding from Magna B.S.P Ltd., the issuance of Ordinary Shares or ADSs and exercise of warrants and options. As of June 30, 2024, we had approximately $12,064 in cash and cash equivalents and restricted cash.

The table below presents our cash flows for the periods indicated:

U.S. dollars in thousands	Six months ended June 30,
	2024	2023
Operating activities	(5,125)	(7,983)
Investing activities	1,815	6,453
Financing activities	(98)	-
Effect of exchange rate changes on cash and cash equivalents	(262)	(615)
Net decrease in cash, cash equivalents and restricted cash	(3,670)	(2,145)

Operating Activities

Net cash used in operating activities of $5,125 during the six months ended June 30, 2024, was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services, patent expenses, director’s fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $7,983 during the six months ended June 30, 2023, was primarily used for payment of salaries and related personnel expenses, subcontracted work, payments for professional services, patent expenses, director’s fees, rent and other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of $1,815 during the six months ended June 30, 2024, was primarily provided by proceeds from sales of marketable securities of approximately $1,847, offset by purchases of fixed assets of $32.

Net cash provided by investing activities of approximately $6,453 during the six months ended June 30, 2023, was primarily provided by changes in short-term deposits of $6,554, offset by purchases of fixed assets of $101.

Financing Activities

Net cash used in investing activities of $98 during the six months ended June 30, 2024, was provided by issuance expenses.

During the six months ended June 30, 2023, there was no cash flow from financing activities.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and ADSs, warrants and options. We have incurred losses and generated negative cash flows from operations since January 2011. Since January 2011, we have not generated significant revenue from the sale of products, however, we expect to see an increase in our revenue from the sale of our products in the coming years, though there is no guarantee we will be successful in doing so.

As of June 30, 2024, we had $12,064 in cash, cash equivalents and restricted cash. We expect that our existing cash, cash equivalents and restricted cash will be sufficient to fund our current operations until August 2025.

Until we can generate significant recurring revenues and achieve profitability, we may need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We are actively pursuing additional capital through various financing options, while implementing cost-saving measures and efficiency improvements to extend our cash resources. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

C.	Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

D.	Critical Accounting Estimates.

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting estimates is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report Form 6-K.

F.	Risk Factors

In addition to the other information set forth in this Management’s Discussion and Analysis of Financial Condition and Results of Operation, you should carefully consider the risk factors discussed and set forth under Item 3.D. “Risk Factors” in our Annual Report, which could materially affect our business, financial condition, or future results.